Stolt Offshore S.A.                              [graphic omitted]


NEWS RELEASE
                                           Contacts:
                                           Julian Thomson/Fiona Harris
                                           Stolt Offshore S.A.
                                           US  +1 877 603 0267 (toll free)
                                           UK +44 1224 718436
                                           julian.thomson@stoltoffshore.com

                                           Patrick Handley (UK) / Tim Payne (US)
                                           Brunswick Group
                                           UK +44 207 404 5959
                                           US +1 212 333 3810
                                           phandley@brunswickgroup.com
                                           tpayne@brunswickgroup.com



         Stolt Offshore Announces Successful Completion of $100 million Private Placement, Conversion of all Class B Shares into Common Shares and
                    Closing of $100 million Bonding Facility


London, England - February 13, 2004 - Stolt Offshore S.A. (NasdaqNM: SOSA; Oslo Stock Exchange: STO) announced today that the company has closed a financing transaction with European investors through a private placement of 45.5 million new Common Shares at a subscription price of $2.20 per share, resulting in gross proceeds to the Company of approximately $100 million before expenses. Further, the Company expects to raise up to $50 million in a subsequent issue. The net proceeds from these two issues will be used as security for the new bonding facility referred to below, working capital, prepayment of existing debt and/or general corporate purposes.

The new Common Shares will not be admitted for listing on the Oslo Stock Exchange until a prospectus has been filed with and approved by the Oslo Stock Exchange, which is expected to occur as soon as practicable.

Stolt Offshore has also issued 17 million new Common Shares to Stolt-Nielsen Transportation Group Ltd (SNTG), a subsidiary of Stolt-Nielsen S.A., upon conversion of all outstanding Class B Shares to Common Shares.

Furthermore, SNTG has irrevocably undertaken to the Company that it will convert $50 million of subordinated debt owed to it into 22,727,272 new Common Shares at the same subscription price of $2.20 per share.

Stolt Offshore has also secured a new bonding facility of $100 million, a condition of the closing of the equity placement, and has reached agreement with its bank syndicate on more appropriate covenants for the remainder of the debt term.

Tom Ehret, Chief Executive Officer said, "The receipt of $100 million of new equity and a $100 million bonding facility is an important milestone in Stolt Offshore's financial recovery. The support of our clients as well as our major creditors, led by HSBC, has been an important factor over the past six months and we are pleased to be returning to a more routine operating environment."


            Registered Office: 26, rue Louvigny, L-1946 Luxembourg,
                Societe Anonyme Holding, R.C. Luxembourg B 43172

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Stolt Offshore is a leading offshore contractor to the oil and gas industry, specialising in technologically sophisticated deepwater engineering, flowline and pipeline lay, construction, inspection and maintenance services. The Company operates in Europe, the Middle East, West Africa, Asia Pacific, and the Americas

********************************************************************************

The securities offered and sold in the equity placement and issued to SNTG upon conversion of the Class B shares and the securities to be issued to SNTG upon conversion of the subordinated note have not and will not be registered under the U.S. Securities Act of 1933, as amended. The securities referred to in this press release may not be offered or sold in the United States without registration or an applicable exemption from the registration requirements. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities in the United States nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the Company and management, as well as financial statements.

Forward-Looking Statements: Certain statements made in this press release may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate", "believe", "estimate", "expect", "intend", "may", "plan", "project", "will", "should", "seek", and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the terms, conditions and amount of our indebtedness; our ability to restructure our indebtedness; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant customers; the outcome of legal proceedings; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.


            Registered Office: 26, rue Louvigny, L-1946 Luxembourg,
                Societe Anonyme Holding, R.C. Luxembourg B 43172

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